SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

FleetCor Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

339041105
(CUSIP Number)

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 339041105	(Page 2 of 8)

13D
1.		NAME OF REPORTING PERSONS Ceridian LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,825,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,825,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 91,804,749 shares of Common Stock outstanding as of April 14, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on May 11, 2015.

CUSIP No. Common Stock – 339041105	(Page 3 of 8)

13D
1.		NAME OF REPORTING PERSONS Foundation Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,825,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,825,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 91,804,749 shares of Common Stock outstanding as of April 14, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on May 11, 2015.

CUSIP No. Common Stock – 339041105	(Page 4 of 8)

13D
1.		NAME OF REPORTING PERSONS Ceridian Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,825,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,825,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 91,804,749 shares of Common Stock outstanding as of April 14, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on May 11, 2015.

CUSIP No. Common Stock – 339041105	(Page 5 of 8)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,825,380 (See Item 5)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,825,380 (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,825,380 (See Item 5)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1) (See Item 5)
14.		TYPE OF REPORTING PERSON OO (limited liability company)

(1)           Calculation based on 91,804,749 shares of Common Stock outstanding as of April 14, 2015, as reported by the Issuer in its Form 10-Q filed with the SEC on May 11, 2015.

CUSIP No. Common Stock – 339041105	(Page 6 of 8)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by (1) Ceridian LLC, a Delaware limited liability company (“Ceridian”), (2) Foundation Holding LLC, a Delaware limited liability company (“Foundation”), (3) Ceridian Holding LLC, a Delaware limited liability company (“Holding”) and (4) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“Advisors”) (each individually, a “Reporting Person” and collectively, the “Reporting Persons”) on November 24, 2014 (“Schedule 13D”), with respect to shares of common stock (“Common Stock”), $0.001 par value per share, of FleetCor Technologies, Inc., a Delaware corporation (the “Issuer” or the “Company”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4.                                Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the following:

On a trade date of May 21, 2015, Ceridian sold 2,800,000 shares of Common Stock at $152.81 per share in a block trade in accordance with Rule 144 under the Securities Act of 1933.

Item 5.                                Interest in Securities of the Company.

(a)-(b)
Items 5(a)-5(b) are hereby supplemented as follows.  The responses of each Reporting Person to Rows (7) through (13) of its respective cover page to this Amendment No. 1 are incorporated by reference in their entirety.

After giving effect to the sale on May 21, 2015 of shares of Common Stock, as of May 27, 2015, Ceridian beneficially owns 2,571,067 shares of Common Stock, and 1,898,294 shares of Common Stock plus 356,059 shares of Common Stock are held in escrow accounts for the benefit of Ceridian, totaling 4,825,380 shares of Common Stock (or approximately 5.3% of Common Stock (based on 91,804,749 shares outstanding as of April 14, 2015, as reported by the Company in its Form 10-Q filed with the SEC on May 11, 2015)).  On account of being Ceridian’s sole manager, Foundation may be deemed to beneficially own the 4,825,380 shares of Common Stock beneficially owned by Ceridian.  Likewise, on account of being Foundation’s sole manager, Holding may be deemed to beneficially own the 4,825,380 shares of Common Stock beneficially owned by Ceridian.

(c)
Item 5(c) is hereby supplemented as follows.

Item 4 of this Amendment No. 1 is incorporated by reference in its entirety.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 27, 2015

CERIDIAN LLC

By:	/s/ Laura K. Mollet
	Name:	Laura K. Mollet
	Title:	Secretary

FOUNDATION HOLDING LLC

By:	/s/ Laura K. Mollet
	Name:	Laura K. Mollet
	Title:	Secretary

CERIDIAN HOLDING LLC

By:	/s/ Laura K. Mollet
	Name:	Laura K. Mollet
	Title:	Secretary

[Signature Page to 13D]

THOMAS H. LEE ADVISORS, LLC
BY: THL HOLDCO, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D]